12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

October 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.

Registration Statement on Form S-1

Filed on October 11, 2013

File No. 333-191711

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 24, 2013, to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-191711 (the “Registration Statement”), filed by the Company on October 11, 2013.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), responding to the Staff’s comments and amending the Registration Statement. We are enclosing a copy of the Amended Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 50

1.	Please refer to prior comment 1. We are deferring a final evaluation of stock compensation and other costs until your estimated offering price is specified. We may have further comments in this regard, when the amendment containing this information is filed. In your response, please update your confirmation that no new equity issuances, including future purchase rights, options and convertible preferred stock, have been issued subsequent to the latest balance sheet date.

Response: The Company respectfully acknowledges the Staff’s comment. The Company submitted a supplemental letter to the Staff on October 25, 2013, for which confidential treatment was sought, addressing the estimated range of the initial public offering price.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

October 30, 2013

Notes to the Financial Statements 7. Redeemable Convertible Preferred Stock Future Purchase Rights, page F-28

2.	Please refer to prior comment 2. Please provide us the following explanations regarding the information in your response and your disclosure on page F-28.

•	Explain the basis for granting future purchase rights to investors in the senior preferred stock financings. In particular, explain why the number of future purchase rights granted on page F-28 does not equal the number of senior redeemable convertible preferred shares issued on page F-27.

•	Explain the relationship between the common stock value for the future purchase rights granted on September 25, 2012 of $2.30 per share, as disclosed on page F-28, and the common stock fair value of $1.17 per share, as disclosed on page 52.

In addition, your disclosure appears to indicate that this table relates only to future purchase rights. However, the beneficial conversion amount of $306,000 for June 2013 includes $264,000 related to options granted to certain directors. Please revise your disclosure to clarify that the table includes the beneficial conversion amount for the options.

Response: The following explanations are provided regarding the referenced disclosures on page F-28:

•	The number of future purchase rights granted does not equal the number of senior redeemable preferred shares (the “Preferred Shares”) as the rights are only granted to the new investors purchasing shares in each tranche, while the number of Preferred Shares issued includes both new and existing investors, which disclosure is provided on F-28 where we state that “….we estimated the fair value of the future purchase rights for the shares issued to new investors….”. Accordingly, any Preferred Shares purchased by existing investors or as a result of existing rights are not granted future stock purchase rights as a result of such purchase. Please note that all issuances, other than the February 28, 2013 purchase, included existing investors. We have added disclosure to highlight that the stock purchase rights only go to new investors on page F-28.

•	The difference between the common stock value for the future purchase rights granted on September 25, 2012 of $2.30 per share and the common stock fair value of $1.17 resulting from our December 31, 2012 valuation analysis was primarily due to dilution from the issuance of shares of our redeemable convertible senior preferred stock during the fourth quarter of 2012, which is consistent with our discussion on page 58 where we state that “The decrease in the estimated fair value was primarily the result of an increase in the number of shares of senior preferred stock outstanding during the fourth quarter of 2012 relative to our enterprise value, which resulted in a reduction in the per share fair value of both our common and senior preferred stock and the underlying future purchase rights at December 31, 2012 as compared to the date of issuance of the preferred shares and the underlying future purchase rights.”

In regard to the table and the beneficial conversion amount, we have updated the disclosure to reflect the inclusion of the beneficial conversion amount associated with the stock options in the Amended Registration Statement. Specifically, we have updated the introduction to the table to read:

“The following table summarizes the number of future purchase rights granted, the fair value of such rights at issuance, the fair value of our common stock used in determining such value, and beneficial conversion amounts that were recorded in connection with certain purchases of preferred stock under the Senior Preferred Stock Purchase Agreement and the related stock options granted to certain members of our board of directors (in thousands except share, rights and rights amounts).”

* * *

Securities and Exchange Commission

October 30, 2013

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this submission, please advise us at your earliest convenience. You may reach me at (858) 350-2364 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.

Duane Nash, Vital Therapies, Inc.

Michael V. Swanson, Vital Therapies, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

William Molloie, PricewaterhouseCoopers LLP